Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto and Chinalco obtain clearance from Committee on Foreign Investment in the United States (CFIUS)
15 May 2009
Rio Tinto and Chinalco announced today that they have obtained clearance from the Committee on Foreign Investment in the United States (“CFIUS”) regarding the proposed issue of convertible bonds to Chinalco and the indirect minority investment in Kennecott Utah Copper Corporation, as contemplated by the strategic transaction announced by Rio Tinto and Chinalco on 12 February 2009. Rio Tinto and Chinalco jointly filed a voluntary notice with CFIUS in connection with the transaction. The receipt of CFIUS clearance satisfies a regulatory pre-condition to the transaction.
This follows receipt of approvals from the Australian Competition and Consumer Commission on 25 March and the German Federal Cartel Office on 31 March.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Chinalco
Chinalco is an international diversified mineral resources company and one of the largest diversified metals and mining companies in China. Chinalco is an industry leader in processing nonferrous minerals. It conducts exploration and mining, processes various mineral resources including bauxite, copper and other metals, and provides engineering and technical services to the mining industry. Headquartered in Beijing, Chinalco and its subsidiaries have operations in 22 provinces in China and 15 overseas offices in 10 countries and regions. In 2008, Chinalco became a Fortune Global 500 company.
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For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
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Nick Cobban	Ian Head
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Media Relations, US and South America	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
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Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7753 2326	Office: +61 (0) 7 3867 1607
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Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com

For Chinalco:

Maitland, Media advisors to Chinalco, London
Office +44 (0) 20 7379 5151
Philip Gawith
Mobile +44 (0) 7887 954 048
Liz Morley
Mobile +44 (0) 7798 683 108

FD Third Person, Media advisors to Chinalco, Australia
Office +61 (0) 2 8298 6100
Jim Kelly
Mobile +61 (0) 412 549 083
Amanda Lee
Mobile +61 (0) 410 774 618
Website: www.chinalco.com